Key Markets – Midwest@Work

MIDWEST@WORK ECONOMIC IMPACT OF INVESTMENTS

(2016-present)

37 Number of Investments Made	$761.5M HIT Investment Amount	$27.5M Building America NMTC Allocation	$1.5B Total Development Cost	4,924 Housing Units Created or Preserved
2,636(54%) Low-and Moderate-Income Housing Units	13.1M Hours of Construction Work Generated	16,389 Total Jobs Created	$333.1M State, Local and Federal Tax Revenue Generated	$2.9B Total Economic Impact